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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. __ )(1)

                            LAKES ENTERTAINMENT, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   51206P 10 9
          ------------------------------------------------------------
                                 (CUSIP Number)

                                   Lyle Berman
                          c/o Lakes Entertainment, Inc.
                                130 Cheshire Lane
                           Minnetonka, Minnesota 55305
                                 (952) 449-7000

                                 With a copy to:
                            Martin R. Rosenbaum, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 2, 2002
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)


-----------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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



CUSIP 51206P 10 9                       13D                          Page 2 of 5
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Lyle Berman

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                  (a) ( )
                                                                  (b) ( )
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                  PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                            ( )

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------
                                7.   SOLE VOTING POWER

           NUMBER OF                 2,424,336
            SHARES              ------------------------------------------------
         BENEFICIALLY           8.   SHARED VOTING POWER
           OWNED BY
             EACH                    0
           REPORTING            ------------------------------------------------
            PERSON              9.   SOLE DISPOSITIVE POWER
             WITH
                                     2,424,336
                                ------------------------------------------------
                                10.  SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,424,336
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                              ( )
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  21.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON           IN


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                                                                     Page 3 of 5

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, $.01 par value, of Lakes Entertainment, Inc., a Minnesota corporation (the "Company"). The address of the Company's principal executive office is 130 Cheshire Lane, Minnetonka, MN 55305.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) Lyle Berman, the person filing this Schedule 13D (the "Reporting Person"), is the Chairman of the Board and Chief Executive Officer of Lakes Entertainment, Inc. (the "Issuer"). His business address is 130 Cheshire Lane, Minnetonka, MN 55305.

         (d)-(e) During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person used personal funds to obtain the shares of Common Stock which he holds directly.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Lakes Entertainment, Inc. Common Stock subject to this Statement are held by the Reporting Person solely for investment purposes. The reporting person is the Chairman of the Board and Chief Executive Officer of the Issuer.

         Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.





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                                                                     Page 4 of 5

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a), (b) The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 2,424,336 shares of Common Stock, including:

                  (i) options to purchase 650,000 shares issuable upon exercise within 60 days; and
                  (ii) a right to acquire 200,000 shares held by Stanley Taube pursuant to a promissory note from Mr. Taube (the "Taube Note") as described in
                                Item 6.

Also includes 111,403 shares held by Berman Consulting Corp. (a Minnesota corporation wholly-owned by the Reporting Person) and 161,500 shares held by Berman Consulting Corp.'s profit sharing plan.

         (c) The Reporting Person has effected no acquisitions of Common Stock in the past 60 days, except that the right to acquire 200,000 shares under the Taube note became exercisable on November 1, 2002.

         (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, except for the following:

         On or about January 4, 2001 Berman Consulting Corp. loaned $1,600,000 to Stanley M. Taube. As security for the loan, Mr. Taube pledged 200,000 shares of Lakes Entertainment, Inc. Mr. Taube signed a Promissory Note giving Berman Consulting Corp. the right to take legal title to the shares in full satisfaction of the note on or after November 1, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

10.1 Promissory Note issued by Stanley M. Taube and Patricia Taube to Berman Consulting Corp. dated January 4, 2001.

10.2 Pledge Agreement dated January 4, 2001 by and between Stanley M. Taube and Berman Consulting Corp.



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                                                                     Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2002


/s/ Lyle Berman
----------------------------------------
Lyle Berman